UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FS KKR Capital Corp.
(Name of Subject Company)

FS KKR Capital Corp.
(Names of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

302635 206
(CUSIP Number of Class of Securities)

Michael C. Forman

Chairman and Chief Executive Officer

FS KKR Capital Corp.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen S. Sypherd General Counsel and Secretary FS KKR Capital Corp. 3025 JFK Boulevard, OFC 500 Philadelphia, PA 19104 (215) 495-1150	Eric S. Siegel, Esq. Clay Douglas, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by FS KKR Capital Corp. (the “Company”), a Maryland corporation, with the Securities and Exchange Commission on May 12, 2026 (the “Schedule 14D-9”), relating to the tender offer by KKR Alternative Assets L.P. (the “Purchaser”), a Delaware limited partnership, to purchase up to $150,000,000 in aggregate amount of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price equal to $11.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on May 12, 2026, by the Purchaser (as amended or supplemented from time to time).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 “Identity and Background of the Filing Person” of the Schedule 14D-9 is hereby amended by deleting the ninth paragraph of the section titled “(d) Tender Offer” and restating it as follows:

“Based on information provided to the Company by the Purchaser, the Offer is being made for the purpose of supporting the share price of the Company. The Offer is not conditioned upon any financing arrangements. The Offer, however, is subject to certain other conditions, including the expiration or termination of any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and, to the extent applicable, obtaining all clearances and authorizations required under the antitrust laws of any other jurisdictions (the “Antitrust Condition”).”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Relationship with the Offeror Group and Certain of Their Affiliates—Purchase Agreement” of the Schedule 14D-9 is amended and supplemented by adding the following to the end of the first paragraph of such sub-section:

“There is no cap on such 1.00% per annum increases.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS KKR Capital Corp.

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

Dated: May 22, 2026

2